Schedule I

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 36,140
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	36,140
Deductions and/or charges –	
Non-allowable assets:	-0-
Net capital	$ 36,140

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$ -0-
Total aggregate indebtedness	$ -0-

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 31,140
Excess net capital at 1000%	$ 31,140
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation; accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.